MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

September 8, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer ILS Bridge Fund

Registration Statement on Form N-2

Filed July 15, 2016

File Nos. 333-212537; 811-23172

Ladies and Gentlemen:

On behalf of our client, Pioneer ILS Bridge Fund (the “Fund”), a Delaware statutory trust, we are hereby filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). In addition, this letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. Following are the Staff’s comments and the Fund’s responses thereto.

General

1.	Comment:	In an October 29, 2013 Investor Alert entitled “Catastrophe Bonds and Other Event-Linked Securities,” FINRA highlighted the some of the complexities associated with insurance-linked securities. These include complex definitions such as contract triggers and the need for sophisticated modeling. On page one you indicate the offering will be subject to a $1 million investment minimum and you also disclose that you do not expect a secondary market will develop. However, it is unclear whether advisers and other qualified intermediaries may group non-accredited investors together for purposes of meeting the minimums. If the ultimate beneficial owners will or may be retail investors, please tell us more about your distribution plan and provide us with any educational or advertising materials you or your distributors intend to use to inform prospective investors about your product. Also, please clarify whether the shares will contain any restrictive legends preventing their subsequent transfer.

	Response:	The Fund notes that Amundi Pioneer expects that investments in the Fund would be made mainly (i) through registered investment advisers or other financial intermediaries on behalf of their clients, or (ii) by institutions that have a relationship with Amundi Pioneer. The Fund notes that the Fund does not expect to solicit or receive purchase requests from retail direct investors.

With respect to investments in the Fund that are made through registered investment advisers acting as fiduciaries on behalf of their clients and investments through other qualified intermediaries, the Fund believes that such registered investment adviser or other intermediary will be in the best position to determine the suitability of an individual investor’s investment in the Fund. The Fund understands that a registered investment adviser or other intermediary typically would allocate a portion of a client’s assets to the Fund only as part of the client’s overall investment program, in light of the Fund’s specific investment exposures and risk/return profile.

The Fund submits that, as indicated by the FINRA Investor Alert referred to by the Staff, it is not unusual for high income funds to hold ILS. The Fund notes that Amundi Pioneer has significant experience investing in ILS, and that a number of funds in the Pioneer fund family hold ILS. Based on Amundi Pioneer’s extensive experience with ILS, the Fund does not believe that the risks of investing in ILS are significantly different from the risks of investing in other high income securities, notwithstanding the source of potential losses. The specific attributes and risks that do differ from other categories of high income securities are clearly described. Accordingly, the Fund does not believe that, as a general matter, an investment in the Fund is any less appropriate for a retail investor than an investment in a fund that invests primarily in other categories of high income securities. The Fund acknowledges that certain ILS are less liquid than other categories of high income securities but notes that the Fund has been structured as an interval fund, and will maintain adequate liquidity to comply with Rule 23c-3 under the Investment Company Act.

The Fund notes that, while Amundi Pioneer does not anticipate marketing the Fund to individual retail investors, it anticipates that materials about the Fund will be available on the Fund’s website that are similar to those available for Pioneer ILS Interval Fund, another fund managed by Amundi Pioneer. The Fund will provide such materials to the Staff supplementally.

The Fund notes that the Fund’s shares do not contain restrictive legends preventing their subsequent transfer; however, the Fund notes that the Fund does not issue share certificates. The Fund has added disclosure to clarify that the Fund does not issue share certificates.

2.	Comment:	The Fund’s proposed name, Pioneer ILS Bridge Fund, implicates Rule 35d-1. Currently you provide an 80% policy tied insurance-linked securities (ILS); however your ILS definition includes securities of companies in the insurance industry. The insurance industry is broad and would appear to include companies that write car, health, home, and life insurance in addition to event-linked policies. Insurance company returns can also vary based on other factors such as portfolio investment results that are not event-linked. Please remove the reference to securities of companies in the insurance industry from your ILS definition or advise why it is appropriate.

	Response:	The Fund notes that it believes that the reference in the Fund’s 80% policy to securities of companies in the insurance industry is appropriate. Rule 35d-1 requires a fund to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the fund’s name. The Fund believes that ILS are not limited to event-linked securities and, therefore, believes that an investment in securities of companies in the insurance industry is a type of investment suggested by the Fund’s name. Moreover, the Fund notes that, among other reasons, the Fund could invest in securities of companies in the insurance industry to obtain indirect exposure to event-linked policies. Accordingly, the Fund respectfully declines to remove the reference to securities of companies in the insurance industry from the Fund’s ILS definition.

3.	Comment:	We note your intention to include derivatives for purposes of determining compliance with your 80% policy. Please tell us how you will value derivatives for this purpose. In this regard please note the staff’s position is that the marked to market value should be used.

	Response:	The Fund confirms that the market value of derivative instruments that provide exposure to ILS or have similar economic characteristics to ILS will be used by the Fund for purposes of determining compliance with the Fund’s 80% test.

Prospectus cover page

4.	Comment:	Please disclose the amount of securities being offered. See Item 1.1.c of Form N-2.

	Response:	The Fund has revised the Prospectus cover page to disclose the amount of securities being offered.

5.	Comment:	Please revise the cover page table to include information as to all securities being registered, as requested by Item 1.1.g of Form N-2. Also, please confirm that you have reviewed the instructions, particularly Instructions 3 and 6 to Item 1.1.g as it relates to underwriting discounts and offering costs and, if necessary, revise your disclosure.

	Response:	The Fund has revised the Prospectus cover page to include information as to all securities being registered. The Fund confirms that disclosure regarding underwriting discounts and offering costs is not applicable to the Fund’s offering.

Prospectus summary

6.	Comment:	We encourage you to provide a brief summary of the key aspects of your offering, the fund’s proposed business, and the types of ILS you will principally invest in. However, the summary of your principal investment strategies and risks is approximately 18 pages long and does not appear to focus on the principal investments you will make or the attendant risks. Please revise your summary to more concisely set forth and emphasize the key aspects of your offering and proposed business. See Rule 421 under the Securities Act and the General Instructions to Form N-2.

	Response:	The Fund has revised the Prospectus summary to address the Staff’s comment.

7.	Comment:	On page one you indicate that Amundi Pioneer or the Distributor may waive the minimum investment requirements. Please revise the Plan of Distribution disclosure to address the circumstances under which you would do so.

	Response:	The Fund has added disclosure to the Plan of Distribution to clarify that the minimum investment requirements may be waived for an investment if: (i) the investment plus the amount the investor already owns in other Pioneer funds is at least $1 million, (ii) the investor represents or Amundi Pioneer determines that it is likely that the investment will be one of a series of investments in the Fund that will total, in aggregate, at least $1 million, or (iii) Amundi Pioneer has determined that the waiver of the investment minimum is appropriate in light of, among other things, the investor’s or intermediary’s assets/assets under management and familiarity with the Fund’s investment strategy.

8.	Comment:	We note the reference to a potential reorganization into the Pioneer ILS Interval Fund. Please confirm that you have no present intention of doing so and tell us the circumstances under which you would do so.

	Response:	The Fund confirms that there is no present intention of reorganizing the Fund into Pioneer ILS Interval Fund. Like the Fund, Pioneer ILS Interval Fund invests primarily in insurance-linked securities. Although there can be no guarantee, it is possible that, in the future, in light of their similar investment strategies, a reorganization may be in the best interests of each fund in order to better position the funds to further increase asset size and achieve greater economies of scale.

9.	Comment:	Please clarify the disclosure on page four and elsewhere to disclose the standard maturities of ILS by category.

	Response:	The Fund has revised the disclosure to clarify that the Fund has no limit as to the maturity of the securities in which it invests, and that event-linked bonds typically have maturities of between three and five years, while quota shares, collateralized reinsurance investments in industry loss warranties typically have maturities that generally do not exceed two years.

10.	Comment:	We note the statement that you may use derivatives to hedge investment risk and for speculative purposes. Please ensure that the disclosure accurately describes your use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

	Response:	The Fund confirms that it believes the Fund’s derivatives-related disclosure accurately describes the Fund’s use of derivatives and their risks in accordance with the letter from Barry D. Miller to the Investment Company Institute.

11.	Comment:	We note the disclosure on page 20 that the adviser’s fee is based on “average daily assets.” Please include the term “total” or “net” as appropriate. If the fee is based on total assets, please clarify the incentive this gives the adviser to leverage the portfolio and clarify the Fund’s intentions with respect to the use of leverage.

	Response:	The Fund has revised the disclosure to clarify that the adviser’s fee is based on the Fund’s average daily net assets.

12.	Comment:	Please clarify the minimum amount of proceeds necessary to achieve sufficient operational scale and portfolio diversification. Please explain to investors the risks if you are unable to raise the necessary minimums.

	Response:	The Fund believes that approximately $15 to $25 million in proceeds will be required to achieve sufficient operational scale or diversification among insurance exposures. The Fund notes that it does not intend to accept investments unless it has received sufficient subscriptions to achieve the scale that is necessary to meet regulatory requirements (such as the diversification requirements under the Internal Revenue Code). The Fund has added disclosure to the “Use of Proceeds” section to state the approximate amount of proceeds required for the Fund to invest in accordance with its investment objective and policies and meet the regulatory requirements described in the prospectus, and to clarify that, if the Fund is unable to achieve operational scale, there is a risk that the Fund’s fees and expenses may be relatively high and a risk that the Fund may cease operations.

Summary of fund expenses, page 22

13.	Comment:	If the Fund intends to use leverage, please revise the fee table consistent with the requirements of Item 3 of Form N-2.

	Response:	The Fund confirms that the Fund does not currently intend to use leverage and, accordingly, no change to the disclosure is required.

14.	Comment:	Your Summary indicates you may invest in other investment companies. Please confirm that you do not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in other expenses or revise the fee table to include the Fund’s expected acquired fund fees and expenses.

	Response:	The Fund confirms that the Fund does not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in other expenses.

Investment objective and principal investment strategies, page 25

15.	Comment:	On page 25 you indicate the adviser considers relative return potential in view of expected relative risk in selecting ILS for investment and also reference the allocation of investments by issuer, peril and geographic exposure. Given the nature of your investments, we believe additional disclosure about the security selection and portfolio construction process is warranted. Without limiting the generality of the foregoing, please:

• provide further insight into the quantitative and qualitative analyses performed by the adviser in determining relative returns and relative risks;

• explain what you mean by relative returns and relative risks;

• describe how the adviser intends to allocate investments by issuer, peril and geographic exposure, including any portfolio construction constraints it intends to adhere to; and,

• describe the types of perils and geographic exposures you will maintain exposure to.

In revising your disclosure, please focus on what you intend to do, as opposed to what you “may” do.

	Response:	The Fund has revised the disclosure as follows to address the Staff’s comment:

In selecting ILS for investment, Amundi Pioneer uses quantitative and qualitative analysis. Amundi Pioneer utilizes quantitative analysis in an effort to model portfolio risk and attribution. This modeling process is supported by use of a risk analytic system that is used by the insurance industry. The risk analytic system contains a database of historical and hypothetical catastrophic events and property structures that assists Amundi Pioneer in its efforts to model peril exposures at both the security and portfolio level. Among the factors considered in this process are expected loss and the probabilities of loss and maximum loss. Amundi Pioneer’s qualitative analysis may consider various factors, such as trigger term (measurement of loss event specific to an instrument) or other terms of an instrument, sponsor quality, deal structure, alignment of interest between the Fund and the sponsoring insurance company, and model accuracy. Amundi Pioneer’s analysis guides Amundi Pioneer in determining the desired allocation of reinsurance-related securities by issuer, peril and geographic exposure. The Fund seeks to participate broadly in the spectrum of natural catastrophe risks within the global reinsurance market, while seeking to reduce exposure to reinsurers where there is not an alignment of interest. However, there are no limits on the Fund’s potential investment in a particular issue, peril or geographic exposure. Amundi Pioneer may rely on information and analysis obtained from brokers, dealers and ratings organizations, among other sources.

16.	Comment:	We note your statement that ILS “may include” followed by a list of various investment types. You use ILS for purposes of your names rule policy accordingly we believe your ILS definition should be written to clearly and concisely list the investments that will count towards compliance with your names rule policy. Please eliminate “may” here.

	Response:	The Fund has revised the disclosure to eliminate “may.”

17.	Comment:	We note your intention to invest in derivatives, including derivatives that provide exposure to ILS and to engage in reverse repurchase transactions. Economically ILS appear to have some characteristics that are similar to credit default swaps. In order to assist us in our review, please:

• explain to us how a derivative providing exposure to ILS works – for example, how does its value change relative to the underlying ILS and how do you hedge; and,

• explain to us whether you intend to use ILS as collateral for derivatives transactions or in connection with reverse repurchase agreements.

	Response:	The Fund notes that the Fund would invest in derivatives primarily as a substitute for purchasing ILS directly. For example, the Fund could obtain exposure to a particular reinsurance event risk by investing in an event-linked swap instead of a quota share or other ILS. As noted in the disclosure, an event-linked swap is similar to a credit default swap but is formulaically related to a defined trigger event (such as a hurricane or earthquake). If the trigger event occurs, the Fund may lose the swap’s notional amount. The Fund does not generally expect to invest in a derivative that has an underlying ILS. The Fund notes that the Fund’s investments in derivative instruments would generally not be used to hedge a reinsurance event risk. The Fund notes that the Fund may use derivatives to hedge non-reinsurance event risks like currency risk.

The Fund notes that it does not intend to use ILS as collateral for derivatives transactions or in connection with reverse repurchase agreements.

18.	Comment:	On page 28 you indicate that quota share instruments are a form of proportionate reinsurance in which an investor participates in the premiums and losses of a reinsurer’s portfolio of catastrophe-orientated policies, according to a pre-defined percentage. Please clarify whether potential losses under these instruments may exceed the amount invested and, if so, how you invest in them consistent with the leverage limits applicable to a closed-end fund.

	Response:	The Fund has added disclosure to clarify that the Fund, as a holder of a quota share issued by a special purpose vehicle (“SPV”) would be entitled to its pro rata share of premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.

Risk factors, page 34

19.	Comment:	We note the disclosure on page 34 and elsewhere that you may have “limited transparency into the individual underlying contracts” and “must rely upon the risk assessment and sound underwriting practices of the issuer” when you invest in structured reinsurance investments. Please tell us more about the information available to you in connection with your initial investment decision and on-going valuation obligations. In addition, please revise your net asset value (“NAV”) disclosure on page 63 to clearly explain how these securities are valued for purposes of calculating NAV.

	Response:	The Fund notes that Amundi Pioneer performs comprehensive portfolio risk modeling and attribution analysis in making investment decisions. Among other things, Amundi Pioneer utilizes an insurance industry analytic system which contains a database of historical catastrophic events and detailed current property structures, which allows Amundi Pioneer to model its peril exposures at both the security and portfolio level. In addition, Amundi Pioneer uses a comprehensive due diligence process to evaluate each investment for the appropriate structure and alignment of interest between the Fund and the sponsoring insurance company. Accordingly, while Amundi Pioneer does not necessarily have access to information about each insurance contract underlying a particular investment, Amundi Pioneer believes that its risk analysis and due diligence process enable Amundi Pioneer to make sound investment decisions. Nevertheless, any investment process has limitations, and the risk disclosure referred to by the Staff appropriately highlights the potential limitations in Amundi Pioneer’s investment process for the Fund.

The Fund respectfully submits that the current disclosure under “Net asset value” clearly explains how the securities in which the Fund invests are valued for purposes of calculating NAV and that no change to the disclosure is required. The Fund notes that, as disclosed in the prospectus under “Net asset value,” the Fund values (i) event-linked bonds at the bid price obtained from an independent third party pricing service; and (ii) other insurance-linked securities at the bid price obtained from an independent third party pricing service, or through a third party using a pricing matrix, insurance industry valuation models, or other fair value methods or techniques to provide an estimated value of the instrument.

20.	Comment:	We note the statement on page 34 and elsewhere that one of the risks associated with ILS is that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. Based on the information available to you, is there any information suggesting models are becoming less reliable at predicting trigger events? Is there any climate, economic, or environmental factors causing models to be less predictive? If so, revise to specifically address.

	Response:	The Fund notes that, as indicated in the current disclosure, Amundi Pioneer analyzes model accuracy in evaluating potential investments for the Fund. The Fund notes that Amundi Pioneer is not aware of information suggesting models are becoming less reliable at predicting trigger events or other factors causing models to be less predictive. For example, models now include features allowing users to adjust for variables such as increased surface temperatures. The Fund submits that no changes to the disclosure are required.

21.	Comment:	We note the statements on page 43 that the tax treatment of certain ILS “is not entirely clear,” that certain ILS may generate income that is not qualifying income, and that certain investments may be treated as equity in passive foreign investment companies. The overall significance of this risk is unclear from the heading “Tax risk.” Please revise to highlight it. In addition, please explain to us why you believe you will be able to qualify as a regulated investment company for tax purposes.

	Response:	The Fund notes that it has changed the heading “Tax risk” to “Tax and regulated investment company qualification risk.” The Fund believes that the Fund will qualify as a regulated investment company for tax purposes because it believes that the Fund will meet the applicable income, diversification and distribution requirements of the Internal Revenue Code of 1986, as amended. The Fund believes that most if not all of the ILS in which the Fund will invest will be treated for tax purposes as equity investments that generate qualifying income.

22.	Comment:	Please revise your concentration risk factor to disclose any industry you will concentrate in.

	Response:	The Fund has revised the concentration risk factor to highlights risks of investing in the financial services sector.

23.	Comment:	In several locations you reference counterparty risk disclosure, however you do not appear to address counterparty risk under a separate header in your risk factor disclosure. Please revise to separately address your material counterparty risk exposures.

	Response:	The Fund respectfully submits that material counterparty risk exposures are addressed in the credit risk factor, and that a separate risk factor would not be useful to investors.

Purchase of shares, page 50

24.	Comment:	We note your statement on page 50 that there is no minimum investment requirement for employees of Amundi Pioneer and its affiliates, and employees of legal counsel to the Fund. Some of these employees may not be accredited investors, and given the complexity of your investments, we are concerned that these investors may not be able to understand the risks. Please consider limiting your offering to accredited investors or explain to us how the distributors will assess product suitability for these types of investors.

	Response:	The Fund notes that Amundi Pioneer intends to limit employee investors to accredited investors (as defined under Federal securities laws) that also understand the complexity, investment strategies, risks and liquidity restrictions of the Fund

Net asset value, page 63

25.	Comment:	On page 63 you state that event-linked bonds and other ILS are valued at the bid price obtained from third party pricing services. Please tell us why the mean between the last available bid and asked prices is not used.

	Response:	The Fund notes that event-linked bonds and other ILS are valued at the bid price because it believes that bid price most accurately represents what a third party would pay for such securities. The Fund notes that it is common in the industry to value event-linked bonds and other ILS at the bid price.

Certain provisions of the agreement and declaration of trust and by-laws, page 64

26.	Comment:	Please revise your disclosure to address Section 4.3 of your Declaration of Trust with respect to shareholders’ rights as third party beneficiaries of your contracts. In addition, please address Section 9.8 as it relates to shareholders’ abilities to bring certain derivative and direct actions.

	Response:	The Fund has added the following disclosure to address the Staff’s comment:

The Declaration of Trust provides a detailed process for the bringing of derivative or direct actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on the fund’s trustees. The Declaration of Trust details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the fund, the trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the fund. The Declaration of Trust further provides that shareholders owning shares representing at least 10% of the voting power of the affected fund must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the fund’s costs, including attorneys’ fees, if a court determines that the action was brought without reasonable cause or for an improper purpose.

The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any series or class thereof, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a series or class, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the series or class, generally. Under the Declaration of Trust, a shareholder bringing a direct claim must be a shareholder of the series or class with respect to which the direct action is brought at the time of the injury complained of, or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time.

The Declaration of Trust also provides that shareholders have no rights, privileges, claims or remedies under any contract or agreement entered into by the Trust with any service provider or other agent or contract with the Trust, including, without limitation, any third party beneficiary rights, except as may be expressly provided in any service contract or agreement.

Back cover page

27.	Comment:	Please disclose the information required by Rule 481(e) under the Securities Act or advise why it is not required. See Item 2.3 of Form N-2.

	Response:	The Fund has added the statement “All dealers that buy, sell or trade the Fund’s shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Distributor” to the back cover of the prospectus to address the Staff’ comment.

Statement of Additional Information

Investment policies, risks and restrictions, page 1

28.	Comment:	We note your statement under “Structured reinsurance investments” on page three that there is no assurance that the ILS in which the Fund will invest will be structured as bankruptcy remote SPVs or that a court would uphold the structure. If this is a principal risk, please advise where and how it is addressed in your prospectus disclosure.

	Response:	The Fund notes that it does not believe that the risk referenced by the Staff is currently a principal risk of investing in the Fund, and that no change to the disclosure is required.

Trustees and officers, page 36

29.	Comment:	Please clarify that you also present “Other Directorships Held by Trustee” for the past five years.

	Response:	The Fund has revised the disclosure to clarify that “Other Directorships” held by each Trustee are presented for at least the past five years.

Investment adviser and other fund service providers, page 44

30.	Comment:	We note the reference on page 44 to an expense limitation agreement. Please tell us your intentions with respect to this arrangement and, if warranted, update your prospectus disclosure.

	Response:	The Fund has revised the prospectus and SAI disclosure to disclose the terms of the expense limit arrangement.

Part C

Item 25 Financial Statements and Exhibits

31.	Comment:	We note that you have not filed several exhibits required by Form N-2. We review and frequently comment upon these exhibits. Please plan accordingly.

	Response:	The Fund intends to file the remaining exhibits required by Form N-2.

Agreement and Declaration of Trust

32.	Comment:	Section 8.4 indicates you may pay redemption proceeds in cash or in property or any combination thereof. It appears that your portfolio will consist primarily of complex, illiquid securities sold in private placements to accredited investors. Please confirm whether you will pay redemption proceeds in property or not.

	Response:	The Fund notes that it does not currently have an intention to pay redemption proceeds in property.

Item 34 Undertakings

33.	Comment:	Please advise why the undertakings requested by paragraphs 1 and 2 are not applicable.

	Response:	The Fund notes that, while it is not aware of guidance regarding the Undertaking requested by paragraph 1, such undertaking does not appear to be applicable to a fund that makes a continuous offering of its shares and repurchases its shares at net asset value, like the Fund. The Fund notes that a number of other funds that make continuous offerings and repurchases at net asset value have also treated the undertaking requested by paragraph 1 as not applicable.

The Fund submits that the undertaking requested by paragraph 2 is not applicable because the Fund does not propose to raise its initial capital under Section 14(a)(3) of the 1940 Act.

Accounting Comment

Summary

34.	Comment:	Please clarify that the advisory fee is based on average daily net assets as disclosed on page 46.

	Response:	The Fund has revised the disclosure to clarify that the advisory fee is based on average daily net assets.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

cc:	Terrence J. Cullen

Christopher J. Kelley

Roger P. Joseph

Toby R. Serkin